Exhibit 1

NEWS RELEASE TRANSMITTED BY CCNMatthews

FOR:       Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

April 21, 2005

Sierra Wireless Reports First Quarter 2005 Results

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting first quarter results, including revenue of $20.2 million and a loss of $7.6 million.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

“Our financial results for the first quarter were modestly better than our guidance, however, we are not satisfied with reporting a loss for the quarter”, said David Sutcliffe, Chairman and Chief Executive Officer.  “We are carefully controlling costs while investing in developing new products with expected commercial release dates spread over the next several quarters.  As these products come on-line, we expect them to contribute significantly to a resumption of growth.”

Results for the first quarter of 2005, relative to company guidance provided on January 26, 2005:

First quarter revenue for 2005 of $20.2 million was slightly better than our guidance range of approximately $18.0 to $20.0 million.  Gross margin was 35.3%, slightly better than our guidance range of 34% to 35%.  Operating expenses were $15.2 million, better than our guidance range of $16.5 to $17.0 million.  Our net loss of $7.6 million, or loss per share of $0.30, was better than our guidance range of a loss of approximately $9.2 to $9.9 million, or loss per share of $0.35 to $0.38.  Our cash flow from operations was negative $7.7 million, consistent with our guidance of negative cash flow.

Results for the first quarter of 2005, compared to the first quarter of 2004:

First quarter revenue decreased by 51.5% to $20.2 million in 2005, from $41.6 million for the same period in 2004.  Gross margin decreased to 35.3%, compared to 40.3%.  Operating expenses were $15.2 million in the first quarter of 2005, compared to $11.6 million for the same period in 2004.  Net loss for the first quarter of 2005 was $7.6 million, or loss per share of $0.30, compared to net earnings of $4.6 million, or diluted earnings per share of $0.18, in the first quarter of 2004.

Operating expenses of $11.6 million for the first quarter of 2004 included net funding of $1.1 million attributable to prior periods that was recognized as a reduction of research and development expense.

Results for the first quarter of 2005, compared to the fourth quarter of 2004:

Revenue for the three months ended March 31, 2005 amounted to $20.2 million, compared to $58.8 million in the fourth quarter of 2004.  Gross margins were 35.3%, in the first quarter of 2005, compared to 38.8%, in the fourth quarter of 2004.  Operating expenses were $15.2 million in the first quarter of 2005, compared to $15.8 million in the fourth quarter of 2004.  Net loss was $7.6 million for the first quarter of 2005, or loss per share of $0.30, compared to net earnings of $7.3 million, or diluted earnings per share of $0.28, for the fourth quarter of 2004.

First Quarter Highlights Included:

Progress on products for CDMA 2000 networks and channels:

•                  We launched the Sierra Wireless EM5625, an embedded module for CDMA 1xEV-DO networks that incorporates QUALCOMM’s MSM6500™ Mobile Station Modem™ chipset.  The new module will provide a high-speed, high capacity wireless data solution supporting the CDMA 1X and CDMA 1xEV-DO standards. The EM5625 is scheduled for delivery in the second quarter of 2005, and has been selected by Panasonic®, @Road and Itronix for integration into products scheduled for availability in the same quarter.

•                  Together with Sprint, we announced that the Sprint PCS Connection Card by Sierra Wireless (AirCard® 580) is now available for sale through Sprint business sales channels. Designed to operate on CDMA 1xEV-DO and 1xRTT networks, the AirCard 580 by Sierra Wireless will support broadband-like speeds when Sprint launches EV-DO service later this year and is backwards compatible to 1xRTT speeds in areas where Sprint EV-DO coverage is not available.

•                  Intermec Technologies Corp., which designs and provides automatic data collection and mobile computing systems to companies around the world, has selected the Sierra Wireless EM3420 embedded module to connect its new Intermec 761 rugged mobile computer to CDMA 1x networks for voice and data transmission.

•                  Falcom (Falcom USA, Inc. and Falcom GmbH) is utilizing the Sierra Wireless EM5625 embedded module in its SAMBA 3G USB wireless modem for CDMA 1xEV-DO networks. The SAMBA is a plug-and-play device that, with the integrated EM5625 module, offers 1xEV-DO connectivity with a USB port, making it ideal for those who want to access wireless networks from computers without PCMCIA card slots.

Progress on products for GSM/GPRS/EDGE/HSDPA networks and channels:

•        We have selected QUALCOMM’s MSM6275™ Mobile Station Modem™ chipset and system software solution for the development of Sierra Wireless products supporting High-Speed Downlink Packet Access (HSDPA) networks, the next generation of the WCDMA (UMTS) technology standard.

•        Together with Nokia Networks, we expect to develop and promote an end-to-end HSDPA WCDMA (UMTS) solution. Under the agreement, Nokia’s Networks business group and Sierra Wireless will work together to conduct early technical and market trials for their respective HSDPA products — the Sierra Wireless AirCard 850 and AirCard 860 wireless wide area network cards, Nokia’s HSDPA infrastructure equipment, and related software — with the purpose of jointly marketing the HSDPA solution to key global network operator customers.

•                  Together with Nortel, we provided live HSDPA demonstrations at 3GSM World Congress in Cannes, France. Using the AirCard 850 wireless wide area network card and commercial UMTS infrastructure equipment from Nortel, the two companies collaborated to demonstrate the increased speed and efficiency of the HSDPA standard in delivering data rich content such as streaming video and audio to mobile users.

•                  We announced the availability of the Sierra Wireless AirCard 775 wireless wide area network card from Bouygues Telecom in France.  In addition, we signed a distribution agreement with Leaf Wireless (Pty) Ltd to distribute the AirCard 775 in South Africa and surrounding regions. With quad-band operation for global roaming, the AirCard 775 provides mobile users with data rates up to three times faster than on GPRS networks, providing quick, wireless connectivity to the Internet, e-mail and corporate applications.

•                  CellStar Corporation, a value-added wireless logistics services leader, will add three new products to its Sierra Wireless product lineup for distribution in North America.  CellStar will begin distributing the Sierra Wireless AirCard 580 for use on CDMA 1x EV-DO networks, the AirCard 775 for use on EDGE networks and the Sierra Wireless MP 775 GPS, a rugged in-vehicle modem for use in public safety, field service, and transportation industries.

Corporate Developments:

•                  We appointed Kent Thexton, Co-Chief Executive Officer of SEVEN Networks, Inc., to our Board of Directors.  Mr. Thexton has been instrumental in building wireless data solutions and services for business and consumers for some of the world’s leading operators, and this experience will be invaluable to our team.

Financial Guidance

The following guidance for the second quarter of 2005 reflects our current business indicators and expectations.  Inherent in this guidance are risk factors that are described in detail in our regulatory filings.    Our actual results could differ materially from those presented below.  All figures are approximations based on management’s current beliefs and assumptions.

Q2 2005 Guidance

Revenue	$20 - $21 million
Gross margin	34%
Operating expenses	$16.0 - $16.2 million
Net loss	$(8.5 million )
Loss per share	$(0.33)

Cash flow from operations	Negative

Forward-Looking Statements

This press release contains forward-looking statements that are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking statements.  These forward-looking statements relate to, among other things, our revenue, earnings, and other financial guidance for the second quarter of fiscal 2005, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts.  When used in this press release, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking statements.  Forward-looking statements reflect our current expectations.  The risks and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and intense competition.  These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  These factors should be reviewed carefully and you should not place undue reliance on any forward-looking statements.  Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle.  Sierra Wireless develops and markets AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged vehicle-mounted connectivity solutions and Voq, a line of professional phones with easy-to-use, secure software solutions for mobile professionals. For more information about Sierra Wireless, please visit www.sierrawireless.com.  For more information on Voq professional phones, please visit www.voq.com.

“AirCard” and “Voq” are trademarks of Sierra Wireless, Inc.  Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call and Instant Replay

We will host a conference call to review our results on April 21, 2005 at 2:30 PM PDT, 5:30 PM EDT.  To participate in this conference call, please dial the following toll free number approximately ten minutes prior to the commencement of the call:

1-800-440-1782   Passcode:  Not required

or

1-416-620-8834   Passcode:  Not required

Should you be unable to participate, Instant Replay will be available for seven business days following the conference call by dialing:

1-800-558-5253   Passcode:  21234991

or

1-416-626-4100   Passcode:  21234991

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

Three months ended March 31,	2005	2004

Revenue	$20,180	$41,641
Cost of goods sold	13,055	24,839
Gross margin	7,125	16,802

Expenses:
Sales and marketing	4,289	4,173
Research and development, net	7,261	4,739
Administration	2,935	2,064
Amortization	691	636
	15,176	11,612
Earnings (loss) from operations	(8,051)	5,190
Other income	535	84
Earnings (loss) before income taxes	(7,516)	5,274
Income tax expense	78	704
Net earnings (loss)	(7,594)	4,570
Deficit, beginning of period	(46,389)	(71,309)
Deficit, end of period	$(53,983)	$(66,739)

Earnings (loss) per share for the period:
Basic	$(0.30)	$0.18
Diluted	$(0.30)	$0.18

Weighted average number of shares (in thousands)
Basic	25,358	24,986
Diluted	25,358	26,027

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	March 31, 2005	December 31, 2004
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$94,898	$131,846
Short-term investments	25,838	—
Accounts receivable	15,583	22,506
Inventories	18,691	11,090
Prepaid expenses	4,622	5,021
	159,632	170,463

Fixed assets	11,176	10,044
Intangible assets	13,920	14,208
Goodwill	19,227	19,227
Deferred income taxes	500	500
Other assets	1,039	1,152
	$205,494	$215,594

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,307	$4,122
Accrued liabilities	31,414	33,890
Deferred revenue and credits	664	461
Current portion of long-term liabilities	559	758
Current portion of obligations under capital lease	619	664
	37,563	39,895

Long-term liabilities	1,680	1,747
Obligations under capital lease	182	287

Shareholders’ equity:
Share capital	218,827	218,805
Additional paid-in capital	440	440
Warrants	1,538	1,538
Deficit	(53,983)	(46,389)
Accumulated other comprehensive loss	(753)	(729)
	166,069	173,665
	$205,494	$215,594

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

Three months ended March 31,	2005	2004

Cash flows from operating activities:
Net earnings (loss)	$(7,594)	$4,570
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	2,120	1,630
Loss on disposal	—	(14)
Changes in operating assets and liabilities
Accounts receivable	6,924	(998)
Inventories	(7,601)	(585)
Prepaid expenses	512	267
Accounts payable	185	(3,332)
Accrued liabilities	(2,477)	3,922
Deferred revenue and credits	203	(149)
Net cash provided by (used in) operating activities	(7,728)	5,311

Cash flows from investing activities:
Purchase of fixed assets	(2,456)	(1,503)
Increase in intangible assets	(508)	(1,246)
Purchase of long-term investments	—	(17,011)
Proceeds on disposal of long-term investments	—	3,217
Purchase of short-term investments	(25,862)	(7,226)
Proceeds on maturity of short-term investments	—	7,892
Net cash used in investing activities	(28,826)	(15,877)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	22	3,194
Repayment of long-term liabilities	(416)	(385)
Net cash provided by (used in) financing activities	(394)	2,809

Net decrease in cash and cash equivalents	(36,948)	(7,757)
Cash and cash equivalents, beginning of period	131,846	70,358
Cash and cash equivalents, end of period	$94,898	$62,601